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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TransMontaigne Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89393410

(CUSIP Number)

Christopher Caperton, Esq., Senior Vice President, Louis Dreyfus Holding Company Inc.
20 Westport Road, P.O. Box 810, Wilton, CT 06897-0810, (203) 761-8392

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 89393410		Page 2 of 15

1.	Name of Reporting Person: Louis Dreyfus S.A.S. (formerly S. A. Louis Dreyfus et Cie.)	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
Not Applicable

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: None

	8.	Shared Voting Power: 3,269,980 shares

	9.	Sole Dispositive Power: None

	10.	Shared Dispositive Power: 3,269,980 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,269,980 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 89393410		Page 3 of 15

1.	Name of Reporting Person: Louis Dreyfus Holding Company Inc.	I.R.S. Identification Nos. of above persons (entities only): 13-2884817

2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
Not Applicable

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: None

	8.	Shared Voting Power: 3,269,980 shares

	9.	Sole Dispositive Power: None

	10.	Shared Dispositive Power: 3,269,980 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,269,980 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 89393410		Page 4 of 15

1.	Name of Reporting Person: Louis Dreyfus Corporation	I.R.S. Identification Nos. of above persons (entities only): 13-5204055

2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
Not Applicable

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: None

	8.	Shared Voting Power: 3,269,980 shares

	9.	Sole Dispositive Power: None

	10.	Shared Dispositive Power: 3,269,980 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,269,980 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): CO

This Amendment No. 4 to Schedule 13D is filed by Louis Dreyfus S.A.S. (formerly S. A. Louis Dreyfus et Cie.), a corporation organized under the laws of France (“LDSAS”), Louis Dreyfus Holding Company Inc., a Delaware corporation (“LDHC”), and Louis Dreyfus Corporation, a Delaware corporation (“LDC” and together with LDSAS and LDHC, the “Louis Dreyfus Group”) relating to the Common Stock, par value $.01 per share (the “Common Stock”), of TransMontaigne Inc., a Delaware corporation (the “Issuer”), and should be read in conjunction with the Schedule 13D filed November 6, 1998, as amended by Amendment No. 3, filed on March 21, 2005, and other previously filed Amendments (as so amended and restated, the “Schedule 13D”).

     Capitalized terms used herein but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background

          The second to last paragraph of Item 2 is hereby amended and restated as follows, and each of the Annexes referred to below are amended and restated as attached:

          Information with respect to the executive officers and directors of LDSAS, LDHC and LDC, including (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship, is listed on the Schedules attached hereto as Annexes A, B and C, respectively, which are incorporated herein by reference.

Item 4. Purpose of Transaction

          Item 4 is hereby amended and restated as follows:

          LDC and LDHC acquired an aggregate 4,500,000 shares of the Common Stock as partial consideration of LDC’s sale of the LDEC Shares to the Issuer. Pursuant to the Stock Purchase Agreement, the Issuer agreed, for so long as LDC and its affiliates maintain an equity ownership interest in the Issuer equal to or greater than 10% of the outstanding shares of the Common Stock, to use its reasonable best efforts to nominate to the Board of Directors of the Issuer (the “Board of Directors”) a person designated by LDC who is reasonably acceptable to the Board of Directors. Peter B. Griffin, President of LDC, who was so designated by LDC and appointed to the Board of Directors, resigned from the Board of Directors effective January 28, 2004 and LDC has not requested that a person designated by LDC be nominated to the Board of Directors as his successor.

          In Amendment No. 3 to the Schedule 13D, the Louis Dreyfus Group stated that it was in the process of reexamining its investment in the Issuer, and depending on market considerations and other factors, might sell any or all of its shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as it considers advisable.

          Further to the foregoing, the Louis Dreyfus Group, from March 30, 2005 through April 1, 2005, sold an aggregate of 1,045,100 shares of Common Stock. As a result, since LDC no longer maintains an equity ownership interest in the Issuer equal to or greater than 10% of the outstanding shares of the Common Stock, LDC no longer has the right to cause the Issuer to use its reasonable best efforts to nominate to the Board of Directors a person designated by LDC who is reasonably acceptable to the Board of Directors.

          The statement in Amendment No. 3 to the Schedule 13D referred to above, remains true as to the remaining shares of the Common Stock held by the Louis Dreyfus Group.

          Subject to the foregoing, none of LDSAS, LDHC, or LDC has any present plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer’s business or corporate structure;

          (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

          The first paragraph of Paragraph (a) of Item 5 is hereby amended and restated, in part, as follows:

          (a) As of the date hereof and subject to the arrangements described in Item 6 below, LDC is the direct beneficial owner of 3,269,980 shares of the Common Stock, representing approximately 7.9% of the 41,565,640 issued and outstanding shares of the Common Stock as of February 28, 2005, as reported by Issuer. LDHC is the indirect beneficial owner of such 3,269,980 shares, representing approximately 7.9% of the issued and outstanding shares of the Common Stock. LDSAS is the indirect beneficial owner of the 3,269,980 shares of the Common Stock beneficially owned by LDHC, representing approximately 7.9% of the issued and outstanding shares of the Common Stock.

          LDC effected the following dispositions of Common Stock in open market transactions on the dates indicated:

Date of Transaction	Amount Of Shares	Price
	Disposed Of
March 30, 2005	4,000	$8.25
March 30, 2005	1,600	$8.26
March 30, 2005	500	$8.27
March 31, 2005	7,900	$8.00
March 31, 2005	1,000	$8.01
March 31, 2005	2,000	$8.02
March 31, 2005	2,100	$8.06
March 31, 2005	1,000	$8.08
April 1, 2005	25,000	$8.00
April 1, 2005	1,000,000	$7.60

          The foregoing transactions are the only transactions conducted since the last 13D Amendment filed March 21, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The second paragraph of Item 6 is hereby amended and restated as follows:

          LDC, LDHC and LDSAS acquired beneficial ownership of 4,500,000 shares of the Common Stock pursuant to the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, the Issuer agreed, for so long as LDC and its affiliates maintain beneficial ownership in the Issuer equal to or greater than 10% of the outstanding shares of the Common Stock, to recommend a person designated by LDC and reasonably acceptable to the Board of Directors for election as a director of the Issuer. Peter B. Griffin, President of LDC, who was so designated by LDC and appointed to the Board of Directors, resigned from the Board of Directors effective January 28, 2004 and LDC has not requested that a person designated by LDC be nominated to the Board of Directors as his successor. As a consequence of the sales referenced in Items 4 and 5, the equity ownership of LDC and its affiliates has fallen to less than 10% of the outstanding shares of the Common Stock, and consequently, the Issuer is no longer obligated to nominate to the Board of Directors a person designated by LDC. The description of the Stock Purchase Agreement is qualified by reference to the full text thereof, which was included as Exhibit 2 to the Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

          1. Written Agreement of LDSAS, LDHC and LDC relating to the filing of this Amendment as required by Rule 13d-l(k).

Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

Louis Dreyfus S.A.S.
April 5, 2005	By:	/s/ Gerard Louis-Dreyfus
		Name:	Gerard Louis-Dreyfus
		Title:	Chairman/President

Louis Dreyfus Holding Company Inc.
April 5, 2005	By:	/s/ Christopher Caperton
		Name:	Christopher Caperton
		Title:	Senior Vice President

Louis Dreyfus Corporation
April 5, 2005	By:	/s/ Richard D. Gray
		Name:	Richard D. Gray
		Title:	Vice President & Treasurer

Annex A

LOUIS DREYFUS S.A.S. (FORMERLY S.A. LOUIS DREYFUS ET CIE.) (“LDSAS”)

Name and Business Address
(all business addresses are:
Louis Dreyfus S.A.S.
87 Avenue de la Grande Armée
75782 Paris, France	Present Principal Occupation or
unless otherwise indicated)	Employment	Citizenship
DIRECTORS

Gerard Louis-Dreyfus	Chairman/President of LDSAS	U.S.A.
Louis Dreyfus Holding Company Inc.
200 Park Avenue, 33d Floor
New York, New York 10166

Bernard Baldensperger	Directeur Général of LDSAS	France

Pierre Louis-Dreyfus	Directeur Général of LDSAS	France

Philippe Louis-Dreyfus	Directeur Général of LDSAS	France

Marie-Jeanne Meyer	Directeur Général of LDSAS	France

Bernard Laferrière	Directeur Général Adjoint of LDSAS	France

Georges Gateff	Directeur Central of LDSAS	France

Ernest F. Steiner	Chief Financial Officer of
Louis Dreyfus Holding Company Inc.	Groupe Louis Dreyfus	U.S.A.
200 Park Avenue, 33d Floor
New York, New York 10166

EXECUTIVE OFFICERS
(who are not Directors)

Patrik d’Aymery	Directeur Général Adjoint / Directeur Financier of LDSAS	France

Annex B

LOUIS DREYFUS HOLDING COMPANY INC. (“LDHC”)

Name and Business Address
(all business addresses are:
Louis Dreyfus Holding
Company Inc.
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897	Present Principal Occupation or
unless otherwise indicated)	Employment	Citizenship
DIRECTORS

Gerard Louis-Dreyfus*

Jeffrey R. Gilman	Senior Vice President of LDHC	U.S.A.

Peter B. Griffin	President of LDC	U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

Ernest F. Steiner*

EXECUTIVE OFFICERS
(who are not Directors)

Robert L. Aiken	Vice President of LDHC	U.S.A.

Christopher Caperton	Senior Vice President of LDHC	U.S.A.

Andrew J. Connelly	Vice President of LDHC	U.S.A.

Richard D. Gray	Vice President and Treasurer of LDHC	U.S.A.

Deborah J. Neff	Senior Vice President of LDC	U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

Hal Wolkin	Senior Vice President of LDC	U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

*	Individual’s business address, present principal occupation and citizenship are set forth in Annex A (LDSAS).

Annex C

LOUIS DREYFUS CORPORATION (“LDC”)

Name and Business Address
(all business addresses are:
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810	Present Principal Occupation or
unless otherwise indicated)	Employment	Citizenship
DIRECTORS

Gerard Louis-Dreyfus*

Robert L. Aiken**

Jeffrey R. Gilman**

Peter B. Griffin**

Joseph Nicosia	Executive Vice President and Chairman of Allenberg Cotton Division of LDC	U.S.A.

EXECUTIVE OFFICERS (who are not Directors)

Ernest F. Steiner*

Paul D. Addis	Executive Vice President of LDC	U.S.A.

Peter T. Bafitis	Senior Vice President of LDC	U.S.A.

Lawrence Greenhall	Senior Vice President of LDC	U.S.A.

William C. Kreussling	Senior Vice President of LDC	U.S.A.

Gary Lubben	Senior Vice President of LDC	U.S.A.

Peter Mann	Senior Vice President of LDC	U.S.A.

Deborah J. Neff**

Clifford L. Wald	Senior Vice President of LDC	U.S.A.

Hal Wolkin**

*	Individual’s business address, present principal occupation and citizenship are set forth in Annex A (LDSAS).

**	Individual’s business address, present principal occupation and citizenship are set forth in Annex B (LDHC).